UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301 Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

DISTRIBUCION Y SERVICIO D&S S.A. ANNOUNCES
SECOND QUARTER 2006 RESULTS

Santiago, Chile – August 10, 2006.- Distribución y Servicio D&S S.A. (NYSE: DYS; Latibex: XDYS) announced results for the second quarter 2006.

For further information please contact:

Miguel Núñez
Chief Financial Officer
mnunez@dys.cl
56-2-484 7754

Loreto Bradford
Investor Relations Officer
lbradford@dys.cl
56-2-484 7757

Roberto Vergara
Investor Relations Associate
rvergara@dys.cl
56-2-484 7764

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at June 30, 2006 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$539.44).

For an extended version of this report, please visit our website www.dys.cl

Highlights II Quarter 2006
•	Net revenues up 4.0% to Ch$406,989 million (US$754.5 million).
•	Gross income up 2.3%, gross margin decreased 40 bp. from 28.3% in 2005 to 27.9% in 2006.
•	Operating income down 15.0% to Ch$15,529 million (US$28.8 million), operating margin decreased by 90 bp. to 3.8% of revenues.
•	11.0% decrease in EBITDA, EBITDA margin decreased 120 bp. to 6.9% of revenues.
•	21.0% decrease in net profit to Ch$8,360 million (US$15.5 million) representing 2.1% of revenues.
•

New store openings: 9 LIDER Express supermarkets (Temuco Centro in the IX Region, Huérfanos in the Metropolitan Region, 5 stores in Talca, one in San Javier and one in Parral, all these in the VII Region) adding a total of 11,518 sq.m of sales area in this quarter. Sales area as of June 30, 2006, has increased 9.7% compared to the same date the previous year.

•	Capex (investment in land, buildings and infrastructure) for the period amounted to US$63.9 million of the total US$200 million budget for the year.
•	Financial debt as of June 30, 2006 totaled US$716.9 million, 71.6% short term and 50.9% in public offering instruments (bonds and commercial papers).

          2006 Compared to 2005- Second Quarter

For the second quarter 2006, net revenues increased 4.0% compared to the same period in 2005 to Ch$406,989 million (US$754.5 million). This increase resulted primarily from the 3.1% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period July 2005-June 2006, and the 31.1% increase in revenues from the D&S financial services division. Same store sales (SSS) showed a 2.6% decrease in this second quarter 2006 compared to the same period in 2005. Gross income increased 2.3% to Ch$113,507 million (US$210.4 million) while gross margin decreased to 27.9% from 28.3% (40 bp. decrease) in the same quarter of 2005. This decrease is attributable to a more aggressive pricing strategy during this period in 2006.  Selling and administrative expenses for this period increased by 5.8% totaling Ch$97,978 million (US$181.6 million) representing 24.1% of revenues, compared to Ch$92,646 million (US$171.7 million) in the second quarter 2005. This is attributable to the new stores opened during the period July 2005 to June 2006 (four LIDER Express supermarkets, one LIDER Vecino and the reopening of LIDER Velásquez during 2005; in addition to a new LIDER hypermarket in Copiapó, one LIDER Vecino in Linares and 9 LIDER Express supermarkets in Temuco, Santiago downtown, Talca, San Javier and Parral during 2006), equivalent to a 9.7% increase in sales area at June 30, 2006 compared to the same date in 2005. Additionally, the D&S financial services division recorded 25.9% higher operating expenses (registered under “Other expenses”), from Ch$5,998 million (US$11.1 million) in the second quarter 2005 to Ch$8,098 million (US$15.0 million) in the same period in 2006, consistent with the increase in outstanding credit receivables and net revenues registered at this division, thus contributing to the overall increase in consolidated operating expenses.

Operating income decreased by 15.0% amounting to Ch$15,529 million (US$28.8 million) equivalent to 3.8% of revenues,  compared to operating income of Ch$18,279 million (US$33.9 million) representing 4.7% of revenues in the second quarter of 2005. EBITDA for this quarter decreased by 11.0% compared to the same period in 2005, totaling Ch$28,257 million (US$52.4 million) equivalent to 6.9% of revenues. Net income decreased by 21.0% amounting to Ch$8,360 million (US$15.5 million) representing 2.1% of revenues compared to results for the same period in 2005 when net profit totaled Ch$10,583 million (US$19.6 million) equivalent to 2.7% of revenues.

Second Quarter Consolidated Results

	2006			2005			Change %

	Ch$ million	US$ million	%	Ch$ million	US$ million	%

Sales	341,043	632.2	83.8%	330,911	613.4	84.6%	3.1%
Other Income	65,946	122.2	16.2%	60,414	112.0	15.4%	9.2%
Net revenues	406,989	754.5	100.0%	391,324	725.4	100.0%	4.0%

Cost of sales	293,482	544.0	72.1%	280,400	519.8	71.7%	4.7%
Gross Income / Margin	113,507	210.4	27.9%	110,924	205.6	28.3%	2.3%
Recurring Operating Expenses	85,048	157.7	20.9%	78,959	146.4	20.2%	7.7%
Start-up Expenses	202	0.4	0.0%	208	0.4	0.1%	-2.9%
Total Operating Expenses (SG&A)	85,250	158.0	20.9%	79,167	146.8	20.2%	7.7%
EBITDA	28,257	52.4	6.9%	31,758	58.9	8.1%	-11.0%

Depreciation	12,728	23.6	3.1%	13,479	25.0	3.4%	-5.6%
Total Operating Expenses	97,978	181.6	24.1%	92,646	171.7	23.7%	5.8%
Operating Income	15,529	28.8	3.8%	18,279	33.9	4.7%	-15.0%
Financial Expenses	(5,751)	(10.7)	-1.4%	(5,371)	(10.0)	-1.4%	7.1%
Other Non-operating Income (Expenses)	276	0.5	0.1%	552	1.0	0.1%	-50.0%
Monetary Correction	490	0.9	0.1%	(174)	(0.3)	0.0%	-380.9%
Non-Operating Income	(4,985)	(9.2)	-1.2%	(4,993)	(9.3)	-1.3%	-0.2%
Income before Tax	10,544	19.5	2.6%	13,285	24.6	3.4%	-20.6%
Income Tax	(2,192)	(4.1)	-0.5%	(2,811)	(5.2)	-0.7%	-22.0%
Minority Interest	9	0.0	0.0%	16	0.0	0.0%	-46.5%
Income	8,360	15.5	2.1%	10,490	19.4	2.7%	-20.3%
Amortization of Goodwill	—	0.0	0.0%	93	0.2	0.0%	-100.0%
Net Income	8,360	15.5	2.1%	10,583	19.6	2.7%	-21.0%

Currency of June 2006, exchange rate 1 US$=Ch$539.44 of June30, 2006.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: August 9, 2006